SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1 /*/)

Electro Energy Inc.

(Name of Issuer)

Common Stock, $.001 par value

 (Title of Class of Securities)

285106 10 0

 (CUSIP Number)

Martin Higgins
7 South Jersey Avenue
Setauket, New York 11733
(631) 807-5484

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2008

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

/*/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter  disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the  Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 285106 10 0	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Lithium Nickel Asset Holding Company I, Inc.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

		1,313,905
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		1,313,905
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,313,905
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.5%
14	TYPE OF REPORTING PERSON

CO

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the common stock, par value $.001 (the “Common Stock”), of Electro Energy Inc. (the “Issuer”).

The address of the Issuer’s principal executive office is 30 Shelter Rock Road, Danbury, Connecticut 06810.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is amended by inserting the following paragraph at the end thereof:

On July 9, 2008, the Issuer effected a 1-for-5 reverse split with respect to the Common Stock (the “Reverse Split”). On September 18, 2008, the Issuer, the Reporting Person and Electro Energy Florida, LLC (formerly known as EEI Acquisition Company, LLC) entered into a Settlement Agreement and General Release pursuant to which, among other things, the 200,000 post-Reverse Split shares of Common Stock of the Issuer that were owned by the Reporting Person and escrowed pursuant to the Escrow Agreement entered into in connection with the Asset Purchase Agreement were released from escrow, of which (i) 36,095 shares were released to the Issuer in consideration for the sale by the Issuer to the Reporting Person of certain assets originally acquired by the Issuer pursuant to the Asset Purchase Agreement and (ii) 163,905 shares were released to the Reporting Person.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety to read as follows:

(a) The Reporting Person is the beneficial owner of 1,313,905 shares of post-Reverse Split Common Stock (which represents 20.5% of all outstanding shares of Common Stock based upon 6,212,405 presently outstanding shares of post-Reverse Split Common Stock as set forth the Issuer’s Definitive Schedule 14A filed on September 8, 2008), consisting of 1,113,905 presently outstanding shares of post-Reverse Split Common Stock and a Warrant, which is immediately exercisable, to acquire up to 200,000 additional shares of post-reverse Split Common Stock at an exercise price of $35.00 per share (subject to adjustment). As the directors of the Reporting Person, each of Leo A. Guthart and Martin Higgins may be deemed to be the beneficial owners of such shares. Each of Topspin Partners, L.P., Topspin Management, LLC, Dr. James Simons and Mark Silber may also be deemed to beneficially own such shares as a result of their deemed control over the Reporting Person. Each of Leo A. Guthart, Martin Higgins, Topspin Partners, L.P., Topspin Management, LLC, James H. Simons and Mark Silber hereby disclaims beneficial ownership of such shares.

(b) The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares of Common Stock beneficially owned by it. Pursuant to the Voting Agreement referred to in Item 6 below, each stockholder of the Reporting Person has agreed to vote for any slate of directors of the Reporting Person proposed by Topspin Partners, L.P. Together with Topspin Partners, L.P., and as the directors of the Reporting Person, each of Leo A. Guthart and Martin Higgins share the power to vote or direct the vote, or to dispose or direct the disposition of, the 1,113,905 shares of post-Reverse Split Common Stock referred to in Paragraph (a) above.

(c) Within the past 60 days, the Reporting Person has not made any transactions in the Common Stock other than the transactions described under Item 3 above.

(d) No person, other than the Reporting Person, has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: September 26, 2008

LITHIUM NICKEL ASSET HOLDING COMPANY I, INC.

By:	/s/ Martin Higgins
Martin Higgins President